UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL
COCA-COLA FEMSA ANNOUNCEMENT

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1	Coca-Cola FEMSA announces Exchange Offer of their Senior Notes

Mexico City, August 6, 2010 – Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America in terms of sales volume, announced today the commencement of its offer to exchange up to US$500 million of its outstanding 4.625% Senior Notes due 2020, issued in February 2010, for a like principal amount of its 4.625% Senior Notes due 2020, registered under the Securities Act of 1933. The offer to exchange the Senior Notes will expire at 5:00 p.m., New York City time, on September 9, 2010, unless it is extended by the
Company.

Copies of the exchange offer material may be obtained free of charge from D.F. King & Co., Inc., the information agent for the exchange offer, by calling 1-212-269-5550 (for banks and brokers) and 1-800-735-3591 (for all others).

Information Agent, D.F. King & Co., Inc.:
48 Wall Street, 22nd Floor
New York, NY 10005
Bankers and Brokers Call (Collect: (212) 269-5550
All Others Call (Toll Free): (800) 735-3591
Email: coca-colafemsa@dfking.com

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121
Gonzalo García
gonzalojose.garciaa@kof.com.mx

(5255) 5081-5148
Roland Karig
roland.karig@kof.com.mx	❖ ❖ ❖
(5255) 5081-5186

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

Website:
www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: August 9, 2010